FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of May, 2004

                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                       GRANITE MORTGAGES 04-1 PLC


                                       By:    /s/  Clive Rakestrow
                                              -------------------------
                                       Name:  L.D.C. Securitisation Director
                                       No. 1 Limited by its authorized person
                                       Clive Rakestrow for and on its behalf
                                       Title:  Director
Date: July 8, 2004

                                       GRANITE FINANCE FUNDING
                                       LIMITED


                                       By:    /s/  Jonathan David Rigby
                                              ------------------------------
                                       Name:  Jonathan David Rigby
                                       Title:  Director
Date: July 8, 2004

                                       GRANITE FINANCE TRUSTEES
                                       LIMITED


                                       By:    /s/  Daniel Le Blancq
                                              --------------------------
                                       Name:  Daniel Le Blancq
                                       Title:  Director
Date: July 8, 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc and Granite Finance Funding Limited Period 1 May 2004 - 31 May 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans


---------------------------------------------------------------------- --------------------------
Number of Mortgage Loans in Pool                                                246,272

Current Balance                                                           (GBP)19,862,945,308

Last Months Closing Trust Assets                                          (GBP)19,806,197,097

Funding share                                                             (GBP)18,651,521,741

Funding Share Percentage                                                        93.90%

Seller Share*                                                             (GBP)1,211,423,567

Seller Share Percentage                                                          6.10%

Minimum Seller Share (Amount)*                                             (GBP)914,659,299

Minimum Seller Share (% of Total)                                                4.60%

Excess Spread last quarter annualised (% of Total)                               0.26%
---------------------------------------------------------------------- --------------------------

* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans


----------------------- ------------------- -------------------------- -------------------------- ------------------------------
                              Number              Principal (GBP)             Arrears (GBP)            By Principal (%)

< 1 Month                     242,575              19,579,277,969                   0                        98.57%

> = 1 < 3 Months               3,058                237,766,147                 2,029,804                     1.20%

> = 3 < 6 Months                496                  35,949,117                  880,304                      0.18%

> = 6 < 9 Months                121                  8,412,998                   375,190                      0.04%

> = 9 < 12 Months               18                   1,207,581                   76,246                       0.01%

> = 12 Months                    4                    331,496                    29,944                       0.00%

Total                         246,272              19,862,945,308               3,391,488                    100.00%
----------------------- ------------------- -------------------------- -------------------------- ------------------------------

Properties in Possession


------------------------------------------------------------------------ ---------------------- ---------------------------

                                                              Number          Principal (GBP)          Arrears (GBP)

Total (since inception)                                         169              9,344,253                450,853
------------------------------------------------------------------------ ---------------------- ---------------------------

------------------------------------------------------------------------ ---------------------- ---------------------------
Properties in Possession                                        71

Number Brought Forward                                          57

Repossessed (Current Month)                                     14

Sold (since inception)                                          98

Sold (current month)                                            13

Sale Price / Last Loan Valuation                               1.11

Average Time from Possession to Sale (days)                     125

Average Arrears at Sale                                     (GBP)2,350

Average Principal Loss (Since inception)*                    (GBP)186

Average Principal Loss (current month)**                     (GBP)142

MIG Claims Submitted                                             8

MIG Claims Outstanding                                           1

Average Time from Claim to Payment                              59
-------------------------------------------------------- --------------- ---------------------- ---------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution


------------------------------------------------------------------------ ---------------------- ---------------------------

                                                                                  Number             Principal (GBP)

Substituted this period                                                           10,603             (GBP)999,998,805

Substituted to date (since 26 March 2001)                                         404,868          (GBP)32,424,779,771
------------------------------------------------------------------------ ---------------------- ---------------------------

CPR Analysis

------------------------------------------------------------------------ ---------------------- ---------------------------
                                                                                   Monthly               Annualised

Current Month CPR Rate                                                              4.84%                  44.67%

Previous Month CPR Rate                                                             5.13%                  46.85%
------------------------------------------------------------------------ ---------------------- ---------------------------


Weighted Average Seasoning (by value) Months                                                              23.46

Weighted Average Remaining Term (by value) Years                                                          20.20

Average Loan Size                                                                                      (GBP)80,655

Weighted Average LTV (by value)                                                                           75.47%

Weighted Average Indexed LTV (by value)                                                                   62.05%

Non Verified (by value)                                                                                   30.78%


Product Breakdown

------------------------------------------------------------------------- --------------------- ---------------------------
Fixed Rate (by balance)                                                                                   49.43%

Together (by balance)                                                                                     25.83%

Capped (by balance)                                                                                       1.32%

Variable (by balance)                                                                                     20.54%

Tracker (by balance)                                                                                      2.88%

Total                                                                                                     100.0%
------------------------------------------------------------------------- --------------------- ---------------------------

Geographic Analysis


---------------------- ------------------------ ------------------------ ----------------------------- ---------------------------

                               Number                  % of Total                 Value (GBP)                  % of Total

East Anglia                    5,129                      2.08%                   419,108,146                    2.11%

East Midlands                  17,750                     7.21%                  1,283,146,267                   6.46%

Greater London                 29,137                    11.83%                  3,899,096,164                   19.63%

North                          30,694                    12.46%                  1,636,706,693                   8.24%

North West                     34,055                    13.83%                  2,192,869,162                   11.04%

Scotland                       24,507                     9.95%                  1,507,597,549                   7.59%

South East                     35,772                    14.53%                  3,962,657,589                   19.95%

South West                     15,733                     6.39%                  1,410,269,117                   7.10%

Wales                          10,514                     4.27%                   659,449,784                    3.32%

West Midlands                  16,280                     6.61%                  1,229,516,315                   6.19%

Yorkshire                      26,701                    10.84%                  1,660,542,228                   8.36%

Total                         246,272                     100%                   19,862,945,308                   100%
---------------------- ------------------------ ------------------------ ----------------------------- ---------------------------

LTV Levels Breakdown

----------------------------------------------- ------------------------ ----------------------------- ---------------------------
                                                         Number                   Value (GBP)                   % of Total

0% < 25%                                                  8,048                   311,848,241                     1.57%

> = 25% < 50%                                            28,178                  1,976,363,058                    9.95%

> = 50% < 60%                                            18,163                  1,551,296,029                    7.81%

> = 60% < 65%                                            10,755                   973,284,320                     4.90%

> = 65% < 70%                                            12,404                  1,158,009,711                    5.83%

> = 70% < 75%                                            17,795                  1,608,898,570                    8.10%

> = 75% < 80%                                            18,711                  1,976,363,058                    9.95%

> = 80% < 85%                                            25,336                  2,482,868,164                    12.50%

> = 85% < 90%                                            36,645                  2,814,579,350                    14.17%

> = 90% < 95%                                            53,644                  3,901,082,458                    19.64%

> = 95% < 100%                                           16,434                  1,100,407,170                    5.54%

> = 100%                                                   159                     7,945,178                      0.04%

Total                                                    246,272                 19,862,945,308                   100.0%
----------------------------------------------- ------------------------ ----------------------------- ---------------------------

Repayment Method

----------------------------------------------- ------------------------ ----------------------------- ---------------------------
                                                         Number                   Value (GBP)                   % of Total

Endowment                                                30,705                  2,244,512,820                    11.30%

Interest Only                                            27,611                  3,702,453,005                    18.64%

Pension Policy                                             676                     67,534,014                     0.34%

Personal Equity Plan                                      1,342                    97,328,432                     0.49%

Repayment                                                185,938                 13,751,117,037                   69.23%

Total                                                    246,272                 19,862,945,308                  100.00%
----------------------------------------------- ------------------------ ----------------------------- ---------------------------

Employment Status

----------------------------------------------- ------------------------ ----------------------------- ---------------------------
                                                          Number                   Value (GBP)                   % of Total

Full Time                                                 217,376                 16,573,641,565                   83.44%

Part Time                                                  3,047                   178,766,508                     0.90%

Retired                                                     508                     15,890,356                     0.08%

Self Employed                                             22,954                  2,983,414,385                    15.02%

Other                                                      2,387                   111,232,494                     0.56%

Total                                                     246,272                 19,862,945,308                  100.00%
----------------------------------------------- ------------------------ ----------------------------- ---------------------------

----------------------------------------------- ------------------------ -----------------------------
NR Current Existing Borrowers' SVR                                                   6.29%

Effective Date of Change                                                           1 May 2004
----------------------------------------------- ------------------------ -----------------------------

Notes Granite Mortgages 04-1 plc


---------------------- ------------------------ ------------------------------- --------------------------- ----------------------

                              Outstanding                     Rating                   Reference Rate                Margin
                                                         Moodys/S&P/Fitch
Series 1

A1                           $888,000,000                  P-1/A-1+/F1+                    1.05%                    -0.04%

A2                          $1,185,000,000                 Aaa/AAA/AAA                     1.18%                     0.07%

B                             $52,000,000                   Aa3/AA/AA                      1.32%                     0.21%

M                             $72,000,000                     A2/A/A                       1.52%                     0.41%

C                            $108,000,000                  Baa2/BBB/BBB                    2.01%                     0.90%

Series 2

A1                          $1,185,000,000                 Aaa/AAA/AAA                     1.27%                     0.16%

A2                         (EURO)900,000,000               Aaa/AAA/AAA                     2.20%                     0.16%

B                          (EURO)91,000,000                 Aa3/AA/AA                      2.38%                     0.34%

M                          (EURO)45,000,000                   A2/A/A                       2.61%                     0.57%

C                          (EURO)60,000,000                Baa2/BBB/BBB                    3.11%                     1.07%

Series 3

A                          (GBP)600,000,000                Aaa/AAA/AAA                     4.47%                     0.16%

B                           (GBP)23,000,000                 Aa3/AA/AA                      4.65%                     0.34%

M                           (GBP)10,000,000                   A2/A/A                       4.88%                     0.57%

C                           (GBP)20,000,000                Baa2/BBB/BBB                    5.38%                     1.07%
---------------------- ------------------------ ------------------------------- --------------------------- ----------------------

Credit Enhancement

---------------------- ------------------------ ------------------------------- --------------------------- ----------------------
                                                                                                            % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                                               (GBP)194,305,490               5.87%

Class C Notes ((GBP) Equivalent)                                                     (GBP)120,180,421               3.63%

---------------------- ------------------------ ------------------------------- --------------------------- ----------------------

---------------------- ------------------------ ------------------------------- --------------------------- ----------------------
                                                                                                              % of Funding Share

Class B and M Notes ((GBP) Equivalent)                                               (GBP)194,305,490               1.04%

Class C Notes ((GBP) Equivalent)                                                     (GBP)120,180,421               0.64%

---------------------- ------------------------ ------------------------------- --------------------------- ----------------------

---------------------- ------------------------ ------------------------------- --------------------------- ----------------------
Granite Mortgages 04-1 Reserve Fund Requirement                                      (GBP)60,000,000                0.32%

Balance Brought Forward                                                              (GBP)40,000,000                0.21%

Drawings this Period                                                                      (GBP)0                    0.00%

Excess Spread this Period                                                             (GBP)2,225,927                0.01%

Funding Reserve Fund Top-up this Period*                                                  (GBP)0                    0.00%

Current Balance                                                                      (GBP)42,225,927                0.23%
---------------------- ------------------------ ------------------------------- --------------------------- ----------------------

---------------------- ------------------------ ------------------------------- --------------------------- ----------------------
Funding Reserve Balance                                                              (GBP)53,700,000                0.29%

Funding Reserve %                                                                          1.0%                       NA
---------------------- ------------------------ ------------------------------- --------------------------- ----------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.